

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 19, 2017

Zonghua Chen
Chief Executive Officer
Uni Line Corp.
Guowei Industrial Building #125
Guowei Road, Liantang, Luohu
Shenzhen, Guangdong, China, 518004

> **Re:** **Porter Holding International Inc.**
> **Current Report on Form 8-K**
> **Filed April 7, 2017**
> **File No. 333-196336**

Dear Mr. Chen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure